September 12, 2007

United States Securities and Exchange Commission

Attention: Tim Buchmiller, Senior Attorney

100 F Street, N.E.

Washington, D.C. 20549

Via EDGAR Correspondence Filing

Re: Universal Health Services, Inc. Definite Proxy Statement, Filed April 20, 2007.

File No. 001-10765

Dear Mr. Buchmiller:

We have received the Staff’s letter dated August 22, 2007 related to the examination of the filing referenced above.

Although we are currently in the process of preparing responses to each of the comments contained in the letter, we would like to request an extension beyond the stated due date of September 22, 2007.

Since our response will entail the gathering information, consultation and review with various parties and ultimately the necessary review and discussion with the Compensation Committee of our Board of Directors, we respectfully request that we be permitted to submit our response on or before Friday, October 26, 2007.

Thank you for your consideration related to this matter and please do not hesitate to contact me should you have any questions. My contact information is provided below.

Sincerely,

/s/ Charles Boyle
Charles Boyle

Controller

Universal Health Services, Inc.

chick.boyle@uhsinc.com (email)

610-768-3354 (t)

610-878-3968 (f)

cc: Steve Filton, Senior Vice President and Chief Financial Officer